         June 18, 2008

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dryships Inc. Form 20-F for the year ended December 31, 2007 Filed March 31, 2008 File No. 001-33922

Dear Ms. Cvrkel:

On behalf of Dryships Inc. (the “Company”), we respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s Annual Report on Form 20-F as set forth in the Staff’s comment letter dated May 29, 2008 (the “Comment Letter”). The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

Form 20-F for the year ended December 31, 2007

Management’s Discussion and Analysis

Critical Accounting Policies

- Deferred Drydock costs

1.
We note your disclosure that costs capitalized as part of the dry-dock include actual costs incurred at the dry-dock yard and the cost of hiring a third party to oversee a dry-dock. Please provide us with detail of the types and amounts of costs capitalized each period. We consider dry-dock costs eligible for capitalization as including only those direct costs you incur solely as a result of the regulatory requirement that a vessel be inspected, as opposed to costs that you elect to incur at the time of the dry-docking out of convenience to your business operations. Please revise your policy accordingly and include a description of the types of costs capitalized in the notes to the financial statements and the Critical Accounting Policies and Estimates section of MD&A. To the extent you have previously capitalized costs not incurred solely as a result of the regulatory requirement that a vessel be inspected, please restate your financial statements accordingly, if the amount is material.

U.S. Securities and Exchange Commission
June 18, 2008

Response:  For the years ended December 31, 2005, 2006 and 2007, the Company did not include as part of the dry dock cost any indirect costs incurred but only dry-docking expenses. Costs capitalized as part of the dry-dock included all works required by the vessel’s Classification Societies which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, steelworks, piping works and valves, machinery works and electrical works. Further, some Classification Societies (NKK, Lloyd’s Register) require having all steel works coated with a suitable paint and suitable protection of the underwater portion of the hull to be provided. Accordingly, the Company included the cost of paints for the steel works and underwater portion of the hull in dry-dock costs.

The Company dry-docked six vessels in 2005, seven in 2006 and four vessels in 2007. The total costs incurred in connection with these dry-dockings were as follows:

Year ended December 31,	Dry dock yard costs	Paints	Class Certificates	Total
(Amounts in thousands of USD)
2005	2,104	687	362	3,153
2006	4,695	1,114	466	6,275
2007	1,146	236	434	1,816

The dry-dock yard costs consisted of the following:

Description	Year ended December 31,
	2005	2006	2007
	(Amounts in thousands of USD)
Steelworks	585	1,448	130
Coatings	395	1,105	407
Piping, valves, machinery and electrical works	427	1,369	311
Other expenses	697	773	298
Total	2,104	4,695	1,146

The nature of the foregoing costs is as follows:

1.
Steelworks relate to costs in connection with ultrasonic measurements for steelwork evaluation, steel renewals in way of vessel’s cargo holds, tanks, decks, hatch covers and any other spaces/compartments, erection and removal of staging and provision of ancillary shipyard services such as crane, ventilation, lighting, testing and cleaning of debris after works completion.

2.	Coatings relate to costs in connection with the treatment and coating of vessel’s tanks and the various exterior and interior surfaces of the hull.

U.S. Securities and Exchange Commission
June 18, 2008

3.
Piping and valves relate to costs in connection with piping renewal and valves inspection, overhaul and/or renewal in way of cargo holds, tanks, deck and engine room. Machinery and electrical works relate to the costs of the works performed on the main engine, the auxiliary engines and generators, the boilers, on automation and electrical equipment and other engine room or deck machinery.

4.
Other expenses relate to costs in connection with dry dock dues, normal drydocking works and general services such as pilot and tugboat services, mooring and unmooring, docking and undocking, wharfage, erection and removal of keel and side blocks, fire lines and fire watchmen, security watch, shore power supply, cooling and ballast water supply, gas free inspection, crane and cherry picker services, inspection and overhaul of safety equipment items.

All works carried out during the time of dry-dock for routine maintenance according to the Company’s planned maintenance program and not required by the vessel’s Classification Societies were not capitalized, but rather expensed as incurred.

The Company advises the Staff that effective January 1, 2008, the Company has changed its method of accounting for dry-docking costs from the deferral method, under which direct costs associated with dry-docking a vessel that were incurred solely as a result of the regulatory requirement by a Classification Society that a vessel be inspected are deferred and charged to expense over the period to the vessel’s next scheduled dry-docking, to the direct expense method, under which dry-docking costs are expensed as incurred. Management has determined this is the preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.

This change was effected in the Company’s interim consolidated financial statements for the first quarter ended March 31, 2008, filed with the SEC on Form 6-K on May 23, 2008 (the “Form 6-K”) in accordance with FASB Statement No. 154, “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information was adjusted for all prior periods presented in the interim consolidated financial statements included in the Form 6-K to account for this change in the method of accounting for dry-docking costs. The Company’s annual financial statements to be filed on Form 20-F for the year ending December 31, 2008, will also include retrospective adjustments due to the change in the method of accounting for dry-docking costs.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 87

2.
We note your disclosure that you have currency and exchange rate risk. Please revise future filings to disclose these risks in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

U.S. Securities and Exchange Commission
June 18, 2008

Response: The Company will disclose in future filings such risks in accordance with the sensitivity analysis disclosures that express a potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in foreign currency exchange rates over a selected period of time. The Company will also provide a description of the model, assumptions and parameters, which are necessary to understand the disclosures required under paragraph (a) (1) (ii) (A) of Regulation S-K item 305.

Notes to the Financial Statements

Note 3(c) Lease Agreements

3.
We note your disclosure that the annual rental for the leased office space for the first two years is Euro 9,000. Please revise future filings to ensure all amounts are disclosed in U.S. dollars, as that is your functional currency. The amount in Euros may be disclosed in parenthesis if that is stated in the lease agreement. Also, please make these changes elsewhere in the filing, such as in MD&A, as applicable.

Additionally, please revise future filings to disclose future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. See paragraph 16 of SFAS No. 13.

Response: In response to the Staff’s comment, the Company in its future filings will disclose all amounts in its functional currency which is the U.S dollar, presenting in parenthesis the related Euro amount which is stated in the lease agreement. Additionally, the Company will disclose in the notes to its financial statements the information presented under Item 5F, “Contractual Obligations”, in relation to the future minimum rental payments required as of the latest balance sheet date in the aggregate and for each of the five succeeding fiscal years. The Company supplementally notes that it has performed a Staff Accounting Bulletin Topic 1-M analysis and concluded that the impact of excluding disclosure of future minimum rental payments as of the date of the latest balance sheet presented or as of December 31, 2007, considering both quantitative and qualitative factors, is immaterial. Further, the Company respectfully advises the Staff that it does not expect the amount of such minimum rental payments to be material in the future.

Note 5. Vessels, net

4.
We note your disclosure that the net book value of vessel disposals in 2007 was $215,552. In light of your disclosure in the table of vessel disposals that the MOA price was $362,850 for the vessels disposed of in 2007, please tell us how you calculated the gain of $134,963.

Response: In response to the Staff’s comment, the Company would like to provide the Staff with the calculations of the gain on sale of the vessels as follows:

U.S. Securities and Exchange Commission
June 18, 2008

(Amounts in thousands of USD)
Gross sales Price	362,850
Plus: Fair value of above market acquired time charter	1,434
Less: Net book value of disposed vessels	(215,552)
Write-off of unamortized dry docking costs of disposed vessels	(2,731)
Commissions charged by a related party	(3,629)
Commissions charges by the third parties	(6,909)
Other costs to sell	(500)
Gain on sale of vessels	134,963

Note 9. Long-term Investment

5.
We note your disclosure of the results of operations information of Ocean Rig for the 12 day period of ownership ended December 31, 2007. However, Rule 4-08(g)(2) requires the summarized financial information to be presented insofar as is practicable as of the same dates and for the same periods as the audited consolidated financial statements provided. We believe that since this investment was significant during 2007, the summarized results of operations information for Ocean Rig should be presented for the entire year ended December 31, 2007. Please revise future filings accordingly.

Response: The Company advises the Staff that the Company disclosed the results of operations information of Ocean Rig for the 12 day period of ownership ended December 31, 2007, instead of the same dates and for the same periods as the audited consolidated financial statements based on an analogy to interpretive guidance on Regulation S-X Rule 3-09. More specifically, the Company followed the guidance in the Staff Training Manual (III.A of Topic 2), which indicates in part that Rule 3-09 “financial statements are not required for periods prior to the registrant’s ownership of the investment.”

This view was also expressed at the March 2001 and September 2006 AICPA SEC Regulations Committee Joint Meeting with the SEC Staff as well as June 2005 Meeting where the SEC agreed with the Committee’s view as follows:

The registrant only should provide audited financial statements of the equity method investee for the period of the fiscal year in which it was accounted for by the equity method.  If it is impractical to obtain audited financial statements only for this period, the registrant should consider the relief provided in the March 2001 Meeting.

Therefore, the Company respectfully submits that financial information for periods before the acquisition date should not be required.

The Company also believes that the presentation of the summarized information for a period during which the Company did not own Ocean Rig is not material to investors as the Company owned investment for only a short period of time in 2007. In addition, presenting

U.S. Securities and Exchange Commission
June 18, 2008

the information as of the same dates and for the same periods as the Company’s audited consolidated financial statements for the year of acquisition would require the inclusion of this information for the prior years (2006 and 2005), which the Company believes would likewise not be material or relevant to investors as the Company had no ownership interest in the investee during those periods.

The Company advises the Staff that during the second quarter of 2008, the Company acquired additional shares of Ocean Rig in a series of step acquisitions, resulting in the Company gaining voting rights and effective control over Ocean Rig and will begin consolidating Ocean Rig in the second quarter of 2008. The company intends to provide summarized Rule 4-08(g) (2) financial information of Ocean Rig for the period of fiscal year ending December 31, 2008, in which it was accounted for by the equity method of accounting applying the guidance cited above.

To summarize, the Company intends to include in its Annual Report on Form 20-F for the year ended December 31, 2008, the following Rule 4-08 (g) (2) disclosures in the notes to the Company’s annual financial statements for the year ending December 31, 2008:

1) Summarized balance sheet information of Ocean Rig as of December 31, 2007,
2) Summarized income statement information of Ocean Rig:
i) For year 2007 - from the period of ownership to December 31, 2007;
ii) For year 2008 - from January 1, 2008 until the date when Ocean Rig ceased to be an equity method investee and will be consolidated.

6.
We note from your disclosures on page 21 that your investment in Ocean Rig ASA carries with it certain obligations that may require you to pay additional consideration, purchase additional shares or prevent you from exercising your rights in the shares acquired. Please tell us and revise future filings to disclose the nature and amount, if any, of additional consideration paid as of December 31, 2007, and to explain how you will account for any contingent consideration if the contingency is met (i.e., additional purchase price or expense). Also, please revise future filings to disclose the nature of these potential obligations.

Response: In response to the Staff’s comment, the Company would like to provide the Staff with a description of the contingency. The investment in Ocean Rig ASA as of December 31, 2007 imposed an obligation on the Company to pay an additional purchase price in respect of the shares acquired on December 20, 2007 in the event that the Company, its nominee or a third party made a bid for all of the issued shares of Ocean Rig within three months of the settlement of the December 20, 2007 transaction at a greater per share price. This provision expired on March 30, 2008.

The Company advises the Staff that it did not make a bid for all of the issued shares of Ocean Rig within three months of the settlement date of December 20, 2007, nor did the Company or a nominee purchase any additional shares of Ocean Rig during this period.  Accordingly, the Company’s potential obligation to pay an additional purchase price in respect of the 51,778,647 acquired shares expired on March 30, 2008. As a result there was no additional consideration paid by the Company as of December 31, 2007 or in 2008.

U.S. Securities and Exchange Commission
June 18, 2008

In April 2008, the Company acquired additional shares and exceeded the 33% threshold provided by the Norwegian Securities Trading Act under which any purchaser of more than 33% of a public company must make a bid for all the other outstanding shares of the target company at the highest price paid per share. On this basis, the Company was required to bid for all outstanding shares of Ocean Rig at the highest price paid per share in the period six months prior to the point at which the mandatory offer obligation was triggered.  This price was NOK 45 per share. Since the Company’s obligation to pay additional purchase price in respect of the shares acquired on December 20, 2007 expired on March 30, 2008, no additional consideration was paid for the shares acquired in December 2007, while any amount paid for the acquisition of shares in 2008 will be part of the purchase price. The Company will disclose the nature of any potential obligations that might arise after March 30, 2008 in future filings.

As requested by the Staff, Dryships acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Dryships may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s reports. If you have any additional comments or questions, please contact the undersigned at 212-574-1223 or Christine Westbrook of this office at 212-574-1371.

        Very truly yours,

        SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

SK 23113 0002 893630